James C. Mastandrea

April 18, 2022

VIA EMAIL

Board of Trustees of Whitestone REIT
c/o Mr. David Taylor Via email:
Chairman of the Board of Trustees
Whitestone REIT
2600 S. Gessner Rd., Suite 500
Houston, Texas 77063

Re: Resignation as Trustee Dear David:
For the reasons set forth below, I believe that you and the other Trustees of Whitestone REIT (the “Company” or “Whitestone”) have made it impossible for me to fulfill my duties to Whitestone and its shareholders.

The cumulative effect of my concerns led to my decision to resign, and in particular the refusal to address these concerns. I have reached a point where I no longer believe that I can in good faith continue to be a Trustee.

Accordingly, I hereby tender my resignation as a Trustee of the Company, effective immediately. I expect the Company to notify the public that I have resigned as a result of a disagreement over the operations, policies or practices of the Company as required by Form 8‐K. My specific concerns about the governance of the Company are set out below.

1.Bypassing the clear requirements of the Declaration of Trust for removal of a Trustee by taking actions to effectively terminate my role as a Trustee without initiating a removal process

Following the decision to terminate me as CEO of Whitestone, the Trustees did not initiate a process to remove me as a Trustee in accordance with the Declaration of Trust. The Declaration of Trust clearly provides that a Trustee can only be removed for cause and by the shareholders of the Company. Instead of initiating a process to remove me for cause, the other Trustees created an Operating Committee consisting of all Trustees except for me and delegated all powers of the Board of Trustees to the Operating Committee. This was a blatant affront to the clear requirements and intent of the Declaration of Trust, usurping a power expressly delegated to the shareholders. The abuse was compounded by the fact that the establishment of the Operating Committee and delegation of authority to that Committee was never disclosed to the shareholders, including the failure to disclose the existence and duties of the Operating

Committee in the Company’s recently‐filed Annual Report on Form 10‐K and the Proxy for the 2022 annual general meeting of shareholders.

2.Amending the Bylaws to provide for non‐unanimous replacement of the Chairman of the Board

As disclosed in the Company’s filing on Form 8K on January 19, 2022, the Bylaws of the Company were amended to remove the requirement of unanimous Board approval to replace the Chairman of the Board. This appears to have been done for the express purpose of avoiding the requirement of unanimous action, and to conceal from investors the existence of dissent among the remaining Trustees with respect to the actions taken against me. I believe there are questions as to the legality of action with a less‐than‐ unanimous vote to remove a Bylaw requiring unanimous approval.

I have concerns that the Company deliberately chose not to disclose these material facts to the public in connection with the notice of the Bylaw change. Implementing this self‐serving amendment without disclosure of the relevant facts, and then claiming in the Proxy to be champions of good corporate governance by offering to allow shareholder amendment of the Bylaws in the future, demonstrates stark hypocrisy and is deeply disturbing.

3.Refusing to provide me with any information on Company business in my capacity as a Trustee

Despite my repeated written requests, no information relating to Whitestone’s business has been provided to me since my termination as CEO on January 18, 2022. This refusal to provide information is not limited to materials related to my ongoing employment dispute but applies to information critically necessary to carrying out my functions and duties as a Trustee. The Company’s refusal has placed me in a precarious position as a Trustee: The Company is withholding virtually all information relevant to fulfilling my obligations, yet I continue to have fiduciary responsibilities to the Company and its shareholders. And, again, the other Trustees have excluded me as a Trustee without any public disclosure of their practices.

4.Claim in Lawsuit for misappropriation of Company property

As I expect you are aware, in responding to my lawsuit in connection with my termination as CEO, the Company has included a counterclaim around the theme of misappropriation of Company property. I do not intend to debate the merits of the claim in this letter, but the addition of the counterclaim makes it difficult for me to productively work with the other Trustees, even were they to decide to begin to share information with me again on matters unrelated to my employment dispute.

5.Affixing my signature to SEC filings without my knowledge or consent

On January 20, 2022 the Company affixed my signature to and filed a Form 4 with the SEC, reporting the forfeiture of 251, 357 restricted stock units by me. This filing was made without prior notice to me and without my consent. In fact, I believe the filing was inaccurate because it failed to include a disclosure that the forfeiture is disputed.

On March 11, 2022, the Company again affixed my signature to and filed its annual report on Form 10‐K without my consent and without giving me any prior opportunity to review the report or any other materials that were presented to the Trustees in connection with the approval of the report. I do not know whether the report is accurate or whether I would have signed the report had I been given the opportunity to properly review the report in advance.

Sincerely,
James A. Mastandrea

Cc:
Ms. Amanda Sonneborn
Mr. Thomas Ajamie
Nandita Berry, Board Member
Jeff Jones, Board Member
Jack Mahaffy, Board Member
Paul Lambert
Peter Tripoli, Gen. Counsel & Secretary to the Trust